Exhibit 99(a)(5)(A)

This announcement is neither an offer to purchase nor the solicitation of an offer to sell Alcan Common Shares (as defined below). The Offer (as defined below) is being made solely by the Circular (as defined below) dated July 24, 2007 and the related Letter of Transmittal (as defined below), as they may be amended or supplemented from time to time, and is being made to all holders of Alcan Common Shares. While the Offer is being made to all holders of Alcan Common Shares, the Offer is not being made nor will deposits be accepted in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities or other applicable laws of such jurisdiction. However, the Offeror (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction. In those jurisdictions where securities or other applicable laws require the Offer to be made through a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror by Deutsche Bank Securities Inc. and CIBC World Markets Inc. or one of their affiliates, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Recommended Cash Offer
for
All of the Outstanding Common Shares
of
Alcan Inc.
for
U.S.$101 per Common Share
by
Rio Tinto Canada Holding Inc.
an indirect wholly-owned subsidiary of

Rio Tinto Canada Holding Inc. (the “Offeror”), a corporation incorporated under the laws of Canada, and an indirect wholly-owned subsidiary of Rio Tinto plc, a public limited company organized under the laws of England and Wales (“Rio Tinto”), is offering to purchase (the “Offer”), upon the terms and subject to the conditions set forth in the take-over bid circular, dated July 24, 2007 (the “Circular”), and in the related letter of transmittal (the “Letter of Transmittal”), each issued and outstanding common share of Alcan Inc. (“Alcan”), together with the associated rights (the “Alcan Rights” and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Plan (as defined in the Circular), for U.S.$101 (equivalent to Cdn$105.44 based on the July 20, 2007 Bank of Canada Noon Rate) per Alcan Common Share in cash (less any applicable withholding taxes and without interest) (the “Offer Consideration”).

The Offer, which is subject to certain terms and conditions, is set forth in the Circular, a copy of which will be filed with the securities regulatory authorities in Canada and with a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and which will be available free of charge through the Internet at www.sedar.com and www.sec.gov, respectively.

THE BOARD OF DIRECTORS OF ALCAN HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF ALCAN COMMON SHARES AND IN THE BEST INTERESTS OF ALCAN AND THE HOLDERS OF ALCAN COMMON SHARES AND UNANIMOUSLY RECOMMENDS THAT SUCH HOLDERS ACCEPT THE OFFER AND DEPOSIT THEIR ALCAN COMMON SHARES UNDER THE OFFER.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 6:00 P.M., EASTERN TIME, ON SEPTEMBER 24, 2007, UNLESS EXTENDED OR WITHDRAWN BY THE OFFEROR.

The Offer is subject to certain conditions, which are described in the section entitled “Offer—Conditions of the Offer,” including, without limitation, there having been validly deposited under the Offer and not withdrawn at 6:00 p.m., Eastern Time, on September 24, 2007, unless extended or withdrawn by the Offeror (the “Expiry Time”) that number of Alcan Common Shares that, when added to the Alcan Common Shares then owned by the Offeror or any of its subsidiaries, constitutes at least 66 2/3% of the Alcan Common Shares outstanding (calculated on a fully diluted basis) at the time Alcan Common Shares are taken up under the Offer. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and to not take up and pay for any Alcan Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time. The Offer is not conditional upon the Offeror entering into any financing arrangements and is not subject to any financing condition.

The Offeror, Rio Tinto and Alcan have entered into a support agreement dated July 12, 2007, as amended, which sets forth, among other things, the terms and conditions upon which Rio Tinto has agreed to cause the Offeror to make, and the Offeror has agreed to make, the Offer and Alcan has agreed to recommend that shareholders accept it (as amended, the “Support Agreement”).

The New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) are the principal trading markets for Alcan Common Shares, which trade under the symbol “AL”. The Offer Consideration represents a premium of 65.5% over the closing share price of Alcan Common Shares on the NYSE on May 4, 2007, the last trading day prior to the announcement of the offer by Alcoa Inc. to purchase all of the outstanding Alcan Common Shares, which offer was withdrawn on July 12, 2007.

Alcan shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Alcan Common Shares directly with Computershare Investor Services Inc. (the “Depositary”) or if they make use of the services of a soliciting dealer, Deutsche Bank Securities Inc., as Dealer Manager in the U.S., or CIBC World Markets Inc., as Dealer Manager in Canada, to accept the Offer. However, a broker or nominee through whom a shareholder owns Alcan Common Shares may charge a fee to deposit Alcan Common Shares on behalf of the Alcan shareholder. Alcan shareholders should contact their broker or dealer to determine whether any charges will apply.

The total amount of funds required by the Offeror to consummate the Offer and any subsequent acquisition transaction (including to pay for Alcan Common Shares issued as a result of exercised Options) is estimated to be approximately $38.1 billion excluding expenses.

The Offeror is making the Offer in order to acquire all outstanding Alcan Common Shares. If Alcan Common Shares validly deposited under the Offer are taken up and paid for, the Offeror, subject to applicable law, will use its commercially reasonable efforts to acquire, directly or indirectly, all remaining outstanding Alcan Common Shares by way of a subsequent acquisition transaction as described in the section of the Circular entitled “Purpose of the Offer—Purpose; Subsequent Acquisition Transaction.” The terms of any such subsequent acquisition transaction will provide that each outstanding Alcan Common Share will entitle its holder to receive the same consideration paid to Alcan shareholders under the Offer.

Provided all of the conditions to the Offer shall have been waived by the Offeror or satisfied, the Offeror will take up and pay for all of the Alcan Common Shares tendered under the Offer as soon as reasonably practicable and, in any event, not later than two Business Days following the time at which the Offeror becomes entitled to take up such shares under the Offer pursuant to applicable securities laws. Any Alcan Common Shares validly deposited during the Subsequent Offering Period (as defined below) will be taken up immediately and paid for promptly. The Offer may be accepted by delivering to the Depositary at any of its offices specified in the Letter of Transmittal, so as to arrive there not later than the Expiry Time: (1) the certificate or certificates representing the Alcan Common Shares; (2) a Letter of Transmittal in the form accompanying the Offer (or a manually signed facsimile copy), properly completed and manually executed as required by the instructions and rules contained in the Letter of Transmittal; and (3) any other relevant documents required by the instructions and rules in the Letter of Transmittal. Payment will also be made for Alcan Common Shares deposited and taken up pursuant to the Offer if the Offer is accepted by following the procedures for book-entry transfer established by the Canadian Depositary for Securities Limited (“CDS”), provided that a book-entry confirmation through CDSX is received by the Depositary at its offices specified in the Letter of Transmittal prior to the Expiry Time, or by following the procedures for book-entry transfer established by The Depository Trust Company (“DTC”), provided that a book-entry confirmation, together with an agent’s message in respect thereof, or a properly completed and duly executed Letter of Transmittal and any other required documents, are received by the Depositary at its offices specified in the Letter of Transmittal prior to the Expiry Time.

Subject to the Support Agreement, the Offeror reserves the right, subject to certain exceptions described in the Circular, at any time and from time to time to extend the Offer, withdraw the Offer or to vary or change the terms of the Offer by giving written notice or other communication (confirmed in writing) of such extension, withdrawal or variation to the Depositary, and by causing the Depositary, if required by law, to provide as soon as practicable thereafter a copy of such notice in the manner set forth in the section of the Circular entitled “Offer—Notice” to all Alcan shareholders. The Offeror will make a public announcement of such extension, withdrawal or variation as soon as possible after giving notice of an extension, withdrawal or variation to the Depositary (and in the case of an extension of the Offer, no later than 9:00 a.m., Eastern Time, on the earlier of (i) the next business day after the extension and (ii) the next business day after the Expiry Time) and provide a copy of the notice to the NYSE and the TSX. Any notice of extension, withdrawal or variation will be deemed to have been given and to be effective on the day it is delivered or otherwise communicated in writing to the Depositary. Notwithstanding the foregoing, the Offer may not be withdrawn by the Offeror if all the conditions of the Offer have been satisfied or waived by the Offeror at or prior to the Expiry Time.

In the event that the Offeror takes up Alcan Common Shares deposited under the Offer, the Offeror will publicly announce and make available a subsequent offering period (a “Subsequent Offering Period”) pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which shall expire no earlier than ten business days (as defined under the Shareholder Rights Plan) after the date of such announcement and during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. For purposes of the Exchange Act, a Subsequent Offering Period is an additional period of time beginning on the next business day after the Expiry Time during which Alcan shareholders may deposit Alcan Common Shares not deposited during the Offer. For purposes of applicable Canadian securities laws, a Subsequent Offering Period is an additional period of time by which the Offer is extended, following the satisfaction or waiver of all conditions of the Offer and the take up of all Alcan Common Shares then deposited under the Offer prior to the Expiry Time, and during which period Alcan shareholders may deposit Alcan Common Shares not deposited prior to the commencement of the Subsequent Offering Period with respect to the Offer. The same consideration will be paid to Alcan shareholders depositing Alcan Common Shares during the Subsequent Offering Period as would have been paid prior to the commencement of such period. The Offeror will permit withdrawal of Alcan Common Shares deposited during the Subsequent Offering Period, at any time prior to the expiration of such Subsequent Offering Period; provided, however, that this right of withdrawal will not apply in respect of Alcan Common Shares taken up by the Offeror prior to the Subsequent Offering Period. Under applicable Canadian securities laws, a Subsequent Offering Period must be open for at least 10 calendar days.

Alcan Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing shareholder (unless otherwise required or permitted by applicable law) (i) at any time before Alcan Common Shares deposited under the Offer are taken up and paid for under the Offer, (ii) during the Subsequent Offering Period (provided, however that this right of withdrawal will not apply in respect of Alcan Common Shares taken up and paid for by the Offeror prior to the Subsequent Offering Period) or (iii) in certain other circumstances as described in the section of the Circular entitled “Offer—Right to Withdraw”.

Notice of withdrawal of deposited Alcan Common Shares must (i) be made by a method that provides the Depositary with a timely written or printed copy of such notice; (ii) be made by or on behalf of the depositing shareholder; (iii) be signed by or on behalf of the depositing shareholder; (iv) specify such shareholder’s identity, the number of Alcan Common Shares to be withdrawn, and the name of the registered shareholder of the Alcan Common Shares being withdrawn; and (v) be actually received by the Depositary within the applicable time limits set forth in the Circular. If certificates evidencing the Alcan Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless the notice of withdrawal is signed by the registered owner of such Alcan Common Shares or such Alcan Common Shares have been deposited by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Alcan Common Shares have been deposited pursuant to the procedures for book-entry transfer as described in the section of the Circular entitled “Offer—Manner of Acceptance”, any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Alcan Common Shares or otherwise comply with the procedures of CDS or DTC, as applicable.

The Offeror shall determine all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including time of receipt) of any acceptance of the Offer and any withdrawal of Alcan Common Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Alcan Common Shares or notice of withdrawal of Alcan Common Shares, and the due completion and execution of the Letter of Transmittal or Notice of Guaranteed Delivery, and such determination will be final and binding for all purposes. There will be no obligation on the Offeror, any soliciting dealers, the Dealer Managers, the Information Agent or the Depositary to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification.

The receipt of cash in the Offer generally will be a taxable transaction for Canadian and United States federal income tax purposes. Shareholders are urged to consult their own tax advisors for advice regarding the income tax consequences of the Offer and any subsequent acquisition transaction to them.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act, as amended, is contained in the Circular and is incorporated herein by reference.

The information contained in this advertisement is a summary only. Capitalized terms used but not defined herein that have been defined in the Circular have the meanings ascribed to them in the Circular. The Circular and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or any of the Dealer Managers at their telephone numbers, in each case, as set forth below. Requests for additional copies of the Circular, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent and copies will be furnished promptly at Offeror’s expense. Alcan shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

100 University Avenue	17 State Street
11th Floor, South Tower	10th Floor
Toronto, Ontario	New York, NY 10004
Canada M5J 2Y1	United States

North American Toll Free Number: 1-888-605-7629

Banks and Brokers call collect: 1-212-440-9800

The Dealer Managers for the Offer are:

In the U.S.:	In Canada:

Deutsche Bank Securities Inc.	CIBC World Markets Inc.
60 Wall Street	161 Bay Street, 6th Floor
New York, New York 10005	Toronto, Ontario M5J 2S8
Toll Free: (877) 221-7676	Toll Free: (866) 744-2030 (English)
Telephone: (514) 847-6638 (French)

July 24, 2007